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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                   DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.

                           (NAME OF SUBJECT COMPANY)

                       ERP OPERATING LIMITED PARTNERSHIP
                                    (BIDDER)

                         LIMITED PARTNERSHIP INTERESTS

                         (TITLE OF CLASS OF SECURITIES)

                                      NONE

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                          COPY TO:
            BRUCE C. STROHM, ESQ.                          DON S. HERSHMAN, ESQ.
     EQUITY RESIDENTIAL PROPERTIES TRUST                       HOLLEB & COFF
          TWO NORTH RIVERSIDE PLAZA                        55 EAST MONROE STREET
           CHICAGO, ILLINOIS 60606                        CHICAGO, ILLINOIS 60606
               (312) 474-1300                                 (312) 807-4600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $4,674,000                                       $934.80

* For purposes of calculating the filing fee only. Assumes the purchase of 820 Units at a purchase price equal to $5,700 per Unit in cash.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        Filing Party:
Form or Registration Number:                   Date Filed:

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CUSIP NO.  None                      14D-1                     PAGE 1 OF 5 PAGES
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    ERP OPERATING LIMITED PARTNERSHIP: 36-3894853

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                             (a) / /

                                                             (b) /X/

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3.  SEC USE ONLY

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4.  SOURCES OF FUNDS (SEE INSTRUCTIONS):

    WC

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f):                                          / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

    ILLINOIS

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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    0

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8.  CHECK IF THE AGGREGATE IN ROW (7) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                 / /

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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    0%

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10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    PN

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
                                                               Page 2 of 5 pages

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) This Schedule relates to units of limited partnership interest (the "Units") in DAVIDSON DIVERSIFIED REAL ESTATE II, L.P., a Delaware limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

    (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") to purchase, in cash, up to 820 Units at a purchase price equal to $5,700 per Unit, less the amount of any distributions declared or made with respect to the Units between November 15, 1999 and December 30, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated December 2, 1999 (the "Offer Date"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The Issuer had 1,224.25 Units issued and outstanding held by approximately 1,022 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-KSB.

    (c) The information set forth under the captions
"Introduction--Establishment of the Offer Price," "Effects of the Offer" and "Background and Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) This Schedule is being filed by the Purchaser, an Illinois limited partnership. The principal business of the Purchaser is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The information set forth in "Introduction," "Certain Information Concerning the Purchaser" and in Schedule I is incorporated herein by reference.

    (e)-(g) The information set forth in "Certain Information Concerning the Purchaser" and Schedule I is incorporated herein by reference. During the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I nor any affiliate of the Purchaser, including its general partner: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchaser" in the Offer to Purchase for information concerning purchases of Units by the Purchaser. Since January 1, 1996, there have been no transactions between the Purchaser and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth under the caption "Source of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not Applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchaser has no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Items 5(a) through (g) of Schedule 14D-1.

                                                               PAGE 3 OF 5 PAGES

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    None.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under the caption "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) None.

    (b)-(c) The information set forth in "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

    (d) None.

    (e) The information set forth in "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

    (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)                     Offer to Purchase, dated December 2, 1999.

(a)(2)                     Letter of Transmittal.

(a)(3)                     Form of Letter to Unitholders, dated December 2, 1999.

(a)(4)                     Notice of Withdrawal.

(b)-(f)                    Not Applicable.

                                                               PAGE 4 OF 5 PAGES

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1999
                                                       ERP OPERATING LIMITED PARTNERSHIP

                                                       By:    EQUITY RESIDENTIAL PROPERTIES TRUST,
                                                              GENERAL PARTNER

                                                       By:              /s/ BRUCE C. STROHM
                                                              --------------------------------------

                                                       Its:   EXECUTIVE VICE PRESIDENT, GENERAL
                                                              --------------------------------------
                                                              COUNSEL AND SECRETARY
                                                              --------------------------------------

                                                               PAGE 5 OF 5 PAGES

                                 EXHIBIT INDEX

       EXHIBIT          DESCRIPTION
---------------------   -----------
(a)(1)                  Offer to Purchase, dated December 2, 1999.

(a)(2)                  Letter of Transmittal.

(a)(3)                  Form of Letter to Unitholders, dated December 2, 1999.

(a)(4)                  Notice of Withdrawal.

(b)-(f)                 Not Applicable.